

July 14, 2010

Mr. Roger A. Newell
Chief Executive Officer and Chief Financial Officer
Lake Victoria Mining Company
1781 Larkspur Drive
Golden, Colorado 80401

> **Re:** **Lake Victoria Mining Company**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 18, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 23, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 8-K Filed July 14, 2009**
> **Form 8-K Filed August 17, 2009, as Amended October 22, 2009**
> **Response Letters Dated May 17, May 21 and June 18, 2010**
> **File No. 000-53291**

Dear Mr. Newell:

   We have reviewed your filings and response letters and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   After incorporating revisions addressing the additional comments contained in this comment letter, please proceed with filing your transition report and all other required amended reports, as well as your Form 10-K for the fiscal year ended March 31, 2010. In each of your amended filing, please revise your explanatory

note, your restatement note, and all disclosures elsewhere to replace commentary indicating that the reason you are amending your filings is because you received comments from the SEC with brief descriptions of the reporting problems that you are seeking to correct with your amendment.

2.   We note that you indicate in your letters of response that you will address a number of our prior comments in future filings, including the Form 10-K you intend to file shortly. We may have additional comments once you provide the responsive disclosure along with a letter of response which indicates precisely where in the new Form 10-K you have addressed each previously issued comment.

3.   We note your response to our prior comment 2. It would be helpful if you included the cautionary language at each place on your website where the information about adjacent properties is located.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Controls and Procedures, page 24

4.   We note your response to our prior comment 6. Clarify how you were able to conclude as of June 30, 2009, that your disclosure controls and procedures were effective, insofar as you stated in your Form 10-K for the fiscal year ended March 31, 2009 that both the disclosure controls and procedures and internal control over financial reporting were not effective, and you state in your June 30, 2009 Form 10-Q that no changes to internal control over financial reporting were made during the quarter ended June 30, 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Principles, page F-7

Mineral Properties

5.   We note the disclosure you added in response to prior comment 12 indicating that exploration stage companies expense the costs of *acquiring* mineral properties as a general rule. Please revise to clarify that ordinarily such costs would need to be capitalized to comply with GAAP. We understand that in your situation, you are unable to support the continued capitalization of such costs and have therefore expensed them in conjunction with your impairment testing. Please modify your accounting and disclosure as necessary, in all applicable reports, to reflect this as

the appropriate course. Any cash expenditures made to acquire mineral rights should be reported as investing activities in your statements of cash flows.

Draft Form 8-K/A2

6.   Please expand your amended filing to add Kilimanjaro's financial statements for the six month periods ended June 30, 2009 and comparative June 30, 2008, to comply with Rule 8-04(c)(1) of Regulation S-X.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director